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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.     GENERAL IDENTIFYING INFORMATION

1.     Reason fund is applying to deregister:

       /X/   Merger
       / /   Liquidation
       / /   Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
       / /   Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: THE LEGENDS FUND, INC.

3.     Securities and Exchange Commission File No.: 811- 7084

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       / /   Initial Application           /X/   Amendment

5. Address of Principal Executive Office: 515 WEST MARKET STREET, LOUISVILLE KY 40202

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

       KEVIN L. HOWARD, THE LEGENDS FUND, INC.  (502) 582-7956

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

       JAY FITTON, INTEGRATED FUND SERVICES, INC. (513) 362-8217, 221 EAST 4TH ST., SUITE 300, CINCINNATI, OH 45202

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8.     Classification of fund:

       /X/   Management Company;
       / /   Unit investment trust
       / /   Face-amount certificate company

9.     Subclassification if the fund is a management company:

       /X/   Open-end         / /   Closed-end

10.    State law under which the fund was organized or formed: MARYLAND

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: SEE EXHIBIT A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: SEE EXHIBIT A

13.    If the fund is a unit investment trust ("UIT") provide:

       (a)   Depositor's name(s) and address(es): N/A

       (b)   Trustee's name(s) and address(es): N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

       /X/   Yes    / /   No

       If Yes, for each UIT state:

       Name(s): INTEGRITY SEPARATE ACCOUNT I

       File No.: 811- 4844

       Business Address: 515 WEST MARKET STREET, LOUISVILLE KY 40202

       Name(s): INTEGRITY SEPARATE ACCOUNT II

       File No.: 811- 7134

       Business Address: 515 WEST MARKET STREET, LOUISVILLE KY 40202

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       Name(s): NATIONAL INTEGRITY SEPARATE ACCOUNT I

       File No.: 811- 4846

       Business Address: 515 WEST MARKET STREET, LOUISVILLE KY 40202

       Name(s): NATIONAL INTEGRITY SEPARATE ACCOUNT II

       File No.: 811- 7132

       Business Address: 515 WEST MARKET STREET, LOUISVILLE KY 40202


15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             /X/   Yes      / /   No

             If Yes, state the date on which the board vote took place:
             JANUARY 27, 2003


             If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             /X/   Yes      / /   No

             If Yes, state the date on which the shareholder vote took place:
             APRIL 18, 2003

             If No, explain:

II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       /X/   Yes    / /   No

       (a) If Yes, list the date(s) on which the fund made those distributions: APRIL 23, 2003

       (b)   Were the distributions made on the basis of net assets?

             /X/   Yes      / /   No

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       (c)   Were the distributions made pro rata based on share ownership?

             /X/   Yes      / /   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)   Liquidations only:


             Were  any distributions to shareholders made in kind?

             / /   Yes      / /   No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:


       Has the fund issued senior securities?

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       /X/   Yes    / /   No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       / /   Yes    /X/   No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.   ASSETS AND LIABILITIES

20.    Does the fund have any assets as of the date this form is filed?

       / /   Yes    /X/   No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

             / /   Yes      / /   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       / /   Yes    /X/   No

       If Yes,

       (a)   Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)   List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)    Legal expenses:          $ 146,000
                                             ---------

             (ii)   Accounting expenses:     $   0
                                             -----

             (iii)  Other expenses (list and identify separately):

                    Proxy Vote:              $   54,000
                                             ----------

             (iv)   Total expenses (sum of lines (i) - (iii) above):

                                             $ 200,000
                                             ---------

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       (b)   How were those expenses allocated?

             ALL EXPENSES WERE PAID BY TOUCHSTONE ADVISORS, INC., INVESTMENT ADVISER TO THE LEGENDS FUND, INC.

       (c)   Who paid those expenses?

             ALL EXPENSES WERE PAID BY TOUCHSTONE ADVISORS, INC., INVESTMENT ADVISER TO THE LEGENDS FUND, INC.

       (d)   How did the fund pay for unamortized expenses (if any)? N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       /X/   Yes    / /   No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

       Date: JANUARY 31, 2003

       File Nos:
       333-102863 (for Legends Gabelli Large Cap Value/ Touchstone Value Plus Portfolios)
       333-102864 (for Legends Harris Bretall Equity Growth/ Touchstone Large Cap Growth Portfolios)
       333-102865 (for Legends Baron Small Cap / Touchstone Baron Small Cap Portfolios)
       333-102867 (for Legends Third Avenue Value/ Touchstone Small Cap Value Portfolios)


V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       / /   Yes    /X/   No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       / /   Yes    /X/   No

       If Yes, describe the nature and extent of those activities:

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MERGERS ONLY

26.    (a)   State the name of the fund surviving the Merger:

             TOUCHSTONE VARIABLE SERIES TRUST


(b) State the Investment Company Act file number of the fund surviving the Merger:

       811-08416

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             Form N-14

       Date: JANUARY 31, 2003

       File Nos:
       333-102863 (for Legends Gabelli Large Cap Value/ Touchstone Value Plus Portfolios)
       333-102864 (for Legends Harris Bretall Equity Growth/ Touchstone Large Cap Growth Portfolios)
       333-102865 (for Legends Baron Small Cap / Touchstone Baron Small Cap Portfolios)
       333-102867 (for Legends Third Avenue Value/ Touchstone Small Cap Value Portfolios)

           (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

                                  VERIFICATION

       The undersigned states that:


       (i)   he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Legends Fund, Inc.,

       (ii)  he is the Secretary of The Legends Fund, Inc., and

       (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

       The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


        /s/ Kevin L. Howard                                12/16/03
       ------------------------------                    ---------------
       Kevin L. Howard, Secretary                        Date

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EXHIBIT A

INVESTMENT ADVISORS:

Integrity Capital Advisors, Inc., 515 West Market St., Louisville KY 40202

Touchstone Advisors, Inc., 221 East Fourth Street, Suite 300 Cincinnati, OH 45201 (since March 2000)


SUB-ADVISERS:

Third Avenue Management LLC, 767 Third Avenue, New York, NY 10017 (formerly known as EQSF Advisers)

Gabelli Asset Management Co., One Corporate Center, Rye, NY 10580

BAMCO, Inc., 767 Fifth Avenue - 49th Floor, New York, NY  10153

Harris Bretall Sullivan & Smith, LLC, One Sansome Street, Suite 3300, San Francisco, CA 94140

Phoenix/Zweig Advisers, LLC, PO Box 22012, Albany, NY 12201 (formerly known as Zweig/Glaser Advisers)

Scudder Kemper Investment, Inc., 345 Park Ave. New York, NY 64121


PRINCIPAL UNDERWRITERS:

ARM Securities Corporation, 515 West Market St., Louisville KY 40202

Touchstone Securities, Inc., 221 East Fourth Street, Suite 300 Cincinnati, OH 45201 (since March 2000)

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